PHYSICAL SPA & FITNESS INC.
No. 1 Matheson Street, 40/F, Tower One, Times Square
Causeway Bay, Hong Kong

January 26, 2007

Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Physical Spa & Fitness Inc.
Preliminary Information Statement on Schedule 14C
Filed November 24, 2006; Amended January 8, 2007 and January 19, 2007
File No. 000-26573

Dear Mr. Stickel:

We are in receipt of your comment letter dated January 25, 2007 to Physical Spa & Fitness Inc. (the “Company”). On behalf of the Company we have addressed your comment letter by reproducing the comment below (in bold) and providing the Company’s response immediately following.

Opinion of Financial Advisor, page 30

1.
We note your response to our prior comment 7. Please revise the disclosure to detail to what extent the proxy companies were representative of Good Partner Limited, such as how they compared in regards to the number, size and type of properties, as well as the particular property locations within Hong Kong. Please also highlight that while Good Partner Limited invests in residential properties, the companies used for comparative purposes invest in commercial, retail, and industrial properties.

We have complied with the request of the Commission, and have revised the disclosure on pages 32-33 of the Information Statement to discuss the proxy companies in more detail and how they are representative of Good Partner Limited. We have also highlighted that while Good Partner Limited invests in residential properties, the companies used for comparative purposes invest in commercial, retail and industrial properties.

******

If you have any comments or questions regarding our response, please contact Harold H. Martin, our securities counsel at Martin & Pritchett, P.A., at (704) 584-0268.

Sincerely,

/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer

Encl.
cc: Harold H. Martin, Esq.

ACKNOWLEDGMENT

In connection with the foregoing response, the Company hereby makes the following acknowledgment:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PHYSICAL SPA & FITNESS INC.

By:	/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer